UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

Cysive, Inc.

(Name of the Issuer)

Cysive, Inc.
Snowbird Holdings, Inc.
Snowbird Merger Sub, Inc.
Nelson A. Carbonell, Jr.

(Names of Persons Filing Statement)

Common Stock, $.01 par value

(Title of Class of Securities)

23281T108

(CUSIP Number of Class of Securities)

Nelson A. Carbonell, Jr.
Cysive, Inc.
10780 Parkridge Boulevard
Suite 400
Reston, VA 20191
(703) 259-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Joseph W. Conroy, Esq	Paul V. Rogers, Esq
Adam Salassi, Esq	Covington & Burling
Cooley Godward LLP	1201 Pennsylvania Avenue, NW
One Freedom Square	Washington, DC 20004-2401
11951 Freedom Drive, 15th Fl
Reston, VA 20190-5656

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A (ss.240.14a-1 through 240.14b-2), Regulation 14C (ss 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$79,944,965	$6,468

* The filing fee is determined based upon the sum of (i) the product of 19,111,290 shares of Common Stock (excluding all shares of Common Stock owned by the acquiror, which will be canceled prior to the effective time of the merger) and the merger consideration of $3.23 per share (equal to $61,729,467) and (ii) the product of 5,639,473 shares of Common Stock issuable upon exercise of stock options in which the exercise price per share is less than $3.23 per share (including all stock options owned by Mr. Nelson A. Carbonell, Jr., which will either be assumed by Snowbird Holdings, Inc. or be cancelled immediately prior to the effective time of the merger) and the merger consideration of $3.23 per share (equal to $18,215,498). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $80.90 per $1,000,000 of the aggregate merger consideration of $79,944,965.

☒ Check the box if any part of the fee is offset as provided by ss.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,304

Form or Registration No.: Preliminary Schedule 14A

Filing Party: Cysive, Inc.

Date Filed: June 24, 2003

Amount Previously Paid: $164

Form or Registration No.: Preliminary Schedule 14A

Filing Party: Cysive, Inc.

Date Filed: September 25, 2003

INTRODUCTION

     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Cysive, Inc., a Delaware corporation (“Cysive”), and the issuer of the equity securities that are the subject of a Rule 13e-3 transaction, Snowbird Holdings, Inc., a Delaware corporation (“Parent”), Snowbird Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Nelson A. Carbonell, Jr. (“Mr. Carbonell”). This Schedule 13E-3 relates to the Agreement and Plan of Merger, dated as of May 30, 2003 (the “Merger Agreement”), among Cysive, Parent and Purchaser, as amended by the Amendment to Agreement and Plan of Merger, dated as of September 14, 2003, pursuant to which Purchaser will be merged (the “Merger”) with and into Cysive, with Cysive being the surviving corporation and becoming a wholly-owned subsidiary of Parent.

     Under the terms and subject to the conditions of the Merger Agreement, (a) each outstanding share of common stock, $.01 par value per share, of Cysive (other than shares held by Parent, Purchaser or Cysive, which will be canceled without any payment, and shares held by Cysive stockholders who properly perfect appraisal rights under Delaware law) will be converted into the right to receive three dollars and twenty-three cents ($3.23) in cash without interest thereon (the “Merger Consideration”) and (b) each Cysive stock option (whether or not vested) outstanding at the time of the Merger will be assumed by Parent.

     Concurrently with the filing of this Schedule 13E-3, Cysive is filing with the Securities and Exchange Commission a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934 (the “Act”) relating to the special meeting of Cysive’s stockholders at which Cysive’s stockholders will consider and vote upon, among other things, a proposal to adopt the Merger Agreement. The Proxy Statement and the Merger Agreement, attached thereto as Appendix A, are incorporated by reference herein. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Act.

     The information in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each Item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment.

     All information contained in this Schedule 13E-3 relating to a particular person filing hereunder has been provided by such individual or entity for inclusion herein.

ITEM 1. Summary Term Sheet.

     The information contained in the section of the Proxy Statement entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

     (a) The information contained in the section of the Proxy Statement entitled “Information About Cysive — Business” is incorporated herein by reference.

     (b) The information contained in the section of the Proxy Statement entitled “Information About Cysive — Price Range of Cysive’s Common Stock” is incorporated herein by reference.

     (c) The information contained in the section of the Proxy Statement entitled “Information About Cysive — Price Range of Cysive’s Common Stock” is incorporated herein by reference.

     (d) The information contained in the section of the Proxy Statement entitled “Information About Cysive — Dividend Policy” is incorporated herein by reference.

     (e) Cysive has not undertaken a public offering of its securities for cash in the past three years.

     (f) The information contained in the section of the Proxy Statement entitled “Information About Cysive — Purchases by Cysive and its Directors and Executive Officers and by Parent and Purchaser and their Directors and Executive Officers” is incorporated herein by reference.

ITEM 3. Identity and background of filing persons.

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information about Cysive — Directors and Executive Officers,” “Information About Cysive — Security Ownership of Certain Beneficial Owners and Management” and “Information Concerning Mr. Carbonell, Parent and Purchaser.”

     (b) The information contained in the section of the Proxy Statement entitled “Information Concerning Mr. Carbonell, Parent and Purchaser” is incorporated herein by reference.

     (c)(1)-(c)(2) The information contained in the section of the Proxy Statement entitled “Information about Cysive — Directors and Executive Officers” is incorporated herein by reference.

     (c)(3) None of the filing persons nor any affiliate, executive officer or director of any filing person has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

     (c)(4) None of the filing persons nor any affiliate, executive officer or director of any filing person has been a party to a judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws or a finding of any violation of federal or state securities laws.

     (c)(5) All filing persons and all directors and executive officers of the filing persons are citizens of the United States.

ITEM 4. Terms of the transaction.

     (a)(1) Not applicable.

     (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Position of Cysive as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “The Merger — Voting Rights; Quorum; Vote Required for Approval,” “The Merger — Structure of the Merger,” “The Merger — Material U.S. Federal Income Tax Consequences” and “The Merger — Accounting Treatment.”

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Mr. Carbonell’s Plans for Cysive,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Material U.S. Federal Income Tax Consequences.”

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “The Merger — Appraisal Rights” and “Appendix G: Section 262 of the Delaware General Corporate Law.”

     (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information About Cysive — Business” and “Information Concerning Mr. Carbonell, Parent and Purchaser”

     (f) Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings” and “Information about Cysive — Certain Relationships and Related Transactions.”

     (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Merger Financing.”

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — Background of the Merger and Special Committee Proceedings” and “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest.”

     (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Approval of Directors and Recommendation of the Board,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” “The Merger Agreement — The Voting Agreement,” “The Merger — Intent to Vote,” “Appendix A: Agreement and Plan of Merger,” “Appendix B: Amendment to Agreement and Plan of Merger” and “Appendix C: Voting Agreement.”

ITEM 6. Purposes of the Transaction and Plans or Proposals.

     (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Special Meeting,” “Summary Term Sheet — The Proposed Merger,” “Special Factors — Position of Cysive as to the Purposes, Alternatives, Reasons and Effects of the Merger” and “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger.”

     (c)(1)-(c)(8) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — Mr. Carbonell’s Plans for Cysive,” “The Merger Agreement” and “Information about Cysive — Dividend Policy.”

ITEM 7. Purposes, Alternatives, Reasons and Effects.

     (a) - (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Approval of Directors and Recommendation of the Board,” “Special Factors — Position of Cysive as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Mr. Carbonell’s Plans for Cysive,” “The Merger — Structure of the Merger” and “The Merger — Material U.S. Federal Income Tax Consequences.”

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Position of Cysive as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Purposes, Alternatives, Reasons and Effects of the Merger,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “The Merger — Material U.S. Federal Income Tax Consequences.”

ITEM 8. Fairness of the Transaction.

     (a) - (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of Liquidation Valuation Advisor to the Special Committee” and “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders.”

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Stockholders,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders” and “The Merger — Voting Rights; Quorum; Vote Required for Approval.”

     (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of the Liquidation Valuation Advisor to the Special Committee” and “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders.”

     (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — The Special Meeting,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings” and “Special Factors — Approval of Directors and Recommendation of the Board.”

     (f) The information contained in the section of the Proxy Statement entitled “Special Factors — Background of the Merger and Special Committee Proceedings” is incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of the Liquidation Valuation Advisor to the Special Committee,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Appendix D: Opinion of Broadview International LLC, dated as of May 29, 2003,” “Appendix E: Opinion of Broadview International LLC, dated as of September 14, 2003,” and “Appendix F: Opinion of CBIZ Valuation Group, Inc.”

     (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of the Liquidation Valuation Advisor to the Special Committee,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Appendix D: Opinion of Broadview International LLC, dated as of May 29, 2003,” “Appendix E: Opinion of Broadview International LLC, dated as of September 14, 2003,” and “Appendix F: Opinion of CBIZ Valuation Group, Inc.”

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of the Liquidation Valuation Advisor to the Special Committee,” and “Other Matters — Available Information.”

ITEM 10. Sources and Amounts of Funds or Other Consideration.

     (a)-(d) The information contained in the following sections of the Proxy Statement are incorporated herein by reference: “Summary Term Sheet — The Proposed Merger,” “Special Factors — Mr. Carbonell’s Plans for Cysive,” “The Merger — Merger Financing” and “The Merger — Estimated Fees and Expenses of the Merger.”

ITEM 11. Interest in Securities of the Subject Company.

     (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest” and “Information About Cysive — Security Ownership of Certain Beneficial Owners and Management.”

     (b) No filing person and no affiliate, executive officer or director of any filing person has effected any transactions in Cysive stock during the past 60 days.

ITEM 12. The Solicitation or Recommendation.

     (d) The information contained in the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet — The Special Meeting,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Summary Term Sheet — Voting and Proxy Procedures,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” “The Merger — Intent to Vote,” “The Merger Agreement — The Voting Agreement” and “Appendix C: Voting Agreement.”

     (e) The information contained in the following sections of the Proxy Statement is incorporated by reference: “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Special Factors — Background of the Merger and Special Committee Proceedings,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of the Liquidation Valuation Advisor to the Special Committee,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders” and “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest.”

ITEM 13. Financial Statements.

     (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Information About Cysive — Cysive, Inc. Selected Financial Data,” “Other Matters — Available Information,” “Information Incorporated by Reference,” “Appendix H: Annual Report on Form 10-K for the Year Ended December 31, 2002” and “Appendix I: Quarterly Report on Form 10-Q for the Three Months Ended June 30, 2003.”

ITEM 14. Persons/Assets Retained, Employed, Compensated or used.

     (a)-(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference: “Summary Term Sheet — the Proposed Merger,” “Summary Term Sheet — Fairness of the Merger and Conflicts of Interest,” “Summary Term Sheet — Voting and Proxy Procedures,” “Special Factors — Position of Cysive as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “Special Factors — May 29, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — September 14, 2003 Opinion of Financial Advisor to the Special Committee,” “Special Factors — Opinion of Liquidation Valuation Advisor to the Special Committee,” “Special Factors — Position of Mr. Carbonell, Parent and Purchaser as to the Fairness of the Merger to Unaffiliated Cysive Stockholders,” “The Merger — Interests of Certain Persons in the Merger; Potential Conflicts of Interest,” and “The Merger — Proxy Solicitation,” “The Merger — Estimated Fees and Expenses of the Merger.”

ITEM 15. Additional Information.

     (b) The information contained in the Proxy Statement, including all exhibits thereto, is incorporated herein by reference.

ITEM 16. Exhibits.

(a)	Preliminary Proxy Statement of Cysive, Inc. filed with the Securities and Exchange Commission on September 25, 2003 is incorporated herein by reference.

(b)	None.

(c)	(1)	Fairness Opinion of Broadview International LLC, dated as of May 29, 2003 (attached as Appendix D to Proxy Statement).

(2)	Fairness Opinion of Broadview International LLC, dated as of September 14, 2003 (attached as Appendix E to Proxy Statement).

(3)	Liquidation analysis report of CBIZ Valuation Group, Inc. presented to the Special Committee of the Board of Directors on May 29, 2003 (attached as Appendix F to Proxy Statement).

(4)	Materials presented by Broadview International LLC to the Special Committee of the Board of Directors on May 29, 2003.

(5)	Materials presented by Broadview International LLC to the Special Committee of the Board of Directors on September 14, 2003.

(d)	(1)	Agreement and Plan of Merger dated May 30, 2003 by and among Cysive, Inc., Snowbird Holdings, Inc. and Snowbird Merger Sub, Inc. (attached as Appendix A to Proxy Statement).

(2)	Amendment to Agreement and Plan of Merger dated September 14, 2003 by and among Cysive, Inc., Snowbird Holdings, Inc. and Snowbird Merger Sub, Inc. (attached as Appendix B to Proxy Statement).

(3)	Voting Agreement dated May 30, 2003 among Cysive, Snowbird Holdings, Inc. and Nelson A. Carbonell, Jr. (attached as Appendix C to the Proxy Statement).

(f)	Section 262 of Delaware General Corporation Law (attached as Appendix G to Proxy Statement).

(g)	None.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cysive, Inc.

By:	/s/ WOODROW W. ANGLE, JR.

Name:	Woodrow W. Angle, Jr.
Title:	Vice President, Strategic Alliances

Snowbird Holdings, Inc.

By:	/s/ NELSON CARBONELL, JR.

Name:	Nelson A. Carbonell, Jr.
Title:	Chairman and Chief Executive Officer

Snowbird Merger Sub, Inc.

By:	/s/ NELSON CARBONELL, JR.

Name:	Nelson A. Carbonell, Jr.
Title:	Chairman and Chief Executive Officer

/s/ NELSON CARBONELL, JR.

Nelson A. Carbonell, Jr.